CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.

Room 1907, No. 1038 West Nanjing Road

Westagate Mall

Jing’An District, Shanghai, China 200041

October 28, 2021

Geoff Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Changjiang Mining & New Energy Company, Ltd.
Amendment No. 1 to Registration Statement on Form 10
File No. 000-05474
Filed September 28, 2021

Dear Mr. Kruczek:

Set forth below are the responses of China Changjiang Mining & New Energy Company, Ltd., a Nevada corporation (“CHJI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 25, 2021, with respect to (i) our Form 10-12(g) Amendment 1 filed on September 28, 2021. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

General

1.        Please update your financial statements and related disclosures. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Response:

The company filed Amendment No. 2 to Registration Statement on Form 10. The amendment included financial statements and notes for quarters ending 06/30/2021 and 09/30/2021.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

China Changjiang Mining & New Energy Company, Ltd.

By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc: Wayne Chin